UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 2, 2005 through December 7, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                          Agreement in principle regarding acquisition Nozema Services, dated December 2, 2005;

•                                          E-Plus provides mobile network for ‘ALDI TALK mit MEDIONmobile’ offer, dated December 5, 2005;

•                                          KPN and trade unions ready to sign new collective labor agreement, dated December 5, 2005;

•                                          KPN agrees to repurchase 60 million shares from the State of the Netherlands, dated December 7, 2005;

•                                          KPN and Getronics PinkRoccade agree in principle on migration of IT Operations staff, dated December 7, 2005.

Press release

Date
December 2nd, 2005
Number
Agreement in principle regarding acquisition Nozema Services	056pe

KPN and the Dutch State have, in principle, reached an agreement in which KPN will acquire all shares of ‘Nozema Services’ for EUR 75 million.

By purchasing Nozema’s Radio and Television activities, KPN is taking a major step forward in the implementation of its ‘multi play’ strategy, aimed at turning KPN into a provider of fixed and mobile telephony, broadband internet and TV services.

The cash acquisition will be financed from KPN’s existing financial resources. The takeover still needs approval from the Netherlands Competition Authority (NMa) as well as positive advice from the Works Councils of both KPN and Nozema Services. In view of the NMa’s publicised concerns surrounding access to KPN’s communications towers, KPN has reached agreement with the Dutch state that it will outsource the management of tower access for the purposes of analogue radio to an independent third party. The details will be discussed with the NMa in due course.

The transaction means that KPN can roll out its nationwide digital ether television service earlier than planned and from late 2006 it will be able to provide all Dutch consumers with an alternative to cable. The takeover guarantees Nozema Services’ future, even after the migration to digital technologies makes current analogue TV and radio services a thing of the past.

Through the acquisition of Nozema, which holds 40% of Digitenne, KPN will double its stake in Digitenne to 80 percent. KPN has been one of the largest shareholders and financial backers of Digitenne since it was first set up. From the start of KPN’s digital ether TV activities, KPN has also been Digitenne’s biggest customer.

KPN has well over 100,000 digital TV customers on the basis of a Digitenne package. In addition, Digitenne has around 60,000 customers it has attracted through retail and wholesale activities. In all, these 160,000 customers make up over 2 percent of the Dutch TV market as a whole. Taking only the current DVB-T broadcasting area into consideration (mainly in the Randstad), this market share is more than 4 percent.

About KPN

KPN offers telecommunication services to both consumers and businesses. The core activities are telephony and data services through KPN’s fixed network in the Netherlands, mobile telecom services in Germany, the Netherlands and Belgium and data services in Western Europe.

As of September 30, 2005, KPN’s 28,749 employees served 7.1 million fixed-line subscribers and 2 million Internet customers in the Netherlands as well as approximately 18 million mobile customers in Germany, the Netherlands and Belgium.

Profile of Nozema Services Nozema Services is active in the field of transmitting signals for data, radio and television. More specifically, it provides services for the broadcasting network by transmitting analog and digital televison and radio signals and data casting via the ether.

Profile of Digitenne Digitenne Holding B.V. is a joint venture whose shares are owned by Nozema Services (40%), KPN Telecom B.V. (40%), NOB (10%) and Cahanoves (10%). Digitenne offers digital television and radio via the ether (DVB-T). At this point in time, the Digitenne network covers about 45 percent of the Dutch population, mostly in the Randstad.

Press release

Date
December 5, 2005
E-Plus provides mobile network for ‘ALDI TALK mit MEDIONmobile’ offer	Number
057pe

E-Plus, KPN’s German mobile unit, is providing mobile network capacity as well as customer care via its call centres to MEDION AG for the new mobile discount offer ‘ALDI TALK mit MEDIONmobile’. The ALDI TALK pre-paid card will go on sale this week through the discount chain’s 4,000-plus outlets nationwide, starting in north Germany on Wednesday. The cooperation with MEDION brings another strong brand to the German mobile market via the E-Plus network, enabling the company to further profitably leverage its available network capacity.

The starter pack of pre-paid SIM card plus EUR 10 of initial call credit will cost EUR 19.99. Calls and text messages from one ALDI TALK customer to another cost 5 eurocents per minute and 5 eurocents per SMS. Calls and texts to fixed lines or to customers of other mobile networks cost 15 cents per minute or per SMS. Top-up call credit is available via ALDI’s outlets nationwide.

Press release

Date
5 December 2005
Number
KPN and trade unions ready to sign new collective labor agreement	058pe

Having resumed negotiations broken off in November, both KPN and the trade unions Monday gave their consent in principle to a new collective labor agreement. Trade unions have therefore called off planned industrial action. In particular, the new agreement offers employees a better deal on early retirement. In KPN’s earlier final offer, the transitional early retirement scheme would only apply to employees aged 50 or older, and employees would have to wait up to one year longer for their early retirement. In the new agreement, the transitional scheme also applies to groups of employees under 50 and the provisions to delay early retirement have been scrapped. Salaries are to be raised twice by 1.5% over a period of 24 months, starting January the first. KPN’s earlier offer featured the same total increase of 3%, but then in three steps over a period of 27 months. On top of the pay rise, KPN guarantees to pay a performance-related bonus of at least 2% over 2005 and 1% over 2006.

The retirement age at KPN will be raised from 62 to 65. By way of compensation, KPN will improve its employees’ pension provisions and contribute 2% to their new employment lifetime saving scheme, thanks to which they will still be able to retire early if they wish.

In addition, parties have reached an agreement on promoting staff mobility. In view of the considerable headcount reduction to take place at KPN over the coming years, owing in part to fundamental technological changes affecting the sector, employee mobility is of the greatest importance. Employees who do not have the necessary knowledge and skills or whose jobs will no longer exist in the future organization are eligible for a lump-sum payoff. The quicker they succeed in finding new employment, the higher the amount they will receive. They will be assisted in their efforts by a professional outplacement organization.

Press release

Date
7 December 2005
Number
KPN agrees to repurchase 60 million shares from the State of the Netherlands	059pe

The State of the Netherlands has announced the sale of 105 million ordinary shares in KPN to ABN AMRO Rothschild. To support this sell down, KPN announces that it has in parallel entered into an agreement to repurchase 60 million ordinary shares from the State for a total consideration of approximately EUR 500 million. KPN intends to cancel all of the shares so repurchased. The combined sales by the State represent approximately 8% of KPN’s outstanding share capital, and reduce the holding of the State in KPN to approximately 8%.

Following this transaction, the State of the Netherlands announced that it shall dispose of its special share and we expect to repurchase such special share prior to year-end.

KPN has at earlier occasions expressed its intention in principle to support a State-initiated sell down through a repurchase in order to further reduce the existing overhang in the market. The repurchase fits within the financial framework.

Press release

Date
7 December 2005
Number
KPN and Getronics PinkRoccade agree in principle on migration of IT Operations staff	060pe

KPN and Getronics PinkRoccade have reached an agreement in principle about the migration of a specific group of employees currently working in the IT Operations department of KPN’s Fixed division.

What is unusual about this deal is that the technical systems and applications will remain under KPN’s management, while the relevant staff will migrate to Getronics PinkRoccade. Expectations are around 150 people currently working for KPN will switch employers in the first quarter of 2006. The move will have no negative effects on their terms of employment package.

By outplacing and then hiring back employees, IT operations is guiding them “from work to work” during a phase when activities and consequently headcount are being drastically reduced as a result of economies of scale, rationalization of applications and streamlining of processes. The strategy chosen prevents the employees involved from becoming redundant.

Taking this group of employees on the payroll spells a major opportunity for Getronics PinkRoccade to quickly augment its workforce with highly qualified people that can contribute towards the ongoing expansion of its activities.

The staff councils of both companies will be asked for their formal opinion. Parties will work towards completing the consultation process before year-end 2005. The unions will also be invited to discuss the terms of employment aspects of the deal and give it their approval.

About Getronics PinkRoccade

With around 27,000 employees in over 30 countries and sales of EUR 3 billion, Getronics is one of the world’s leading providers of ICT solutions and services.

In the Netherlands, Getronics PinkRoccade enhances the business processes of its clients with intelligent and practical ICT applications. This is done at strategic, operational and management levels, allowing clients to focus on their core activities. Organizations engaged in information-intensive processes, for example in local government, finance, industry and healthcare, recognize Getronics PinkRoccade as a strong and reliable partner. Getronics PinkRoccade is the Netherlands’ number one ICT service company, employing around 10,000 staff.

About KPN

KPN offers telecommunication services to both consumers and businesses. The core activities are telephony and data services through KPN’s fixed network in the Netherlands, mobile telecom services in Germany, the Netherlands and Belgium and data services in Western Europe. KPN is market leader in the major segments of the Dutch telecom market and is actively growing market share in the new IP and DSL markets. Through E-Plus and BASE, KPN occupies a strong position in the mobile markets in Germany and Belgium respectively.

As of September 30, 2005, KPN’s 28,749 employees served 7.1 million fixed-line subscribers and 2 million Internet customers in the Netherlands as well as approximately 18 million mobile customers in Germany, the Netherlands and Belgium. KPN was privatized in 1989. KPN’s shares are listed on the stock exchanges in Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: December 8, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel